UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Hill International, Inc.

(Name of Subject Company (Issuer))

Liberty Acquisition Sub Inc.

a direct wholly owned subsidiary of

GISI International Services LLC

a direct wholly owned subsidiary of

Hill International Credit Co. LLC

a direct wholly owned subsidiary of

Global Infrastructure Solutions Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

431466101

(CUSIP Number of Class of Securities)

Global Infrastructure Solutions Inc.

660 Newport Center Drive

Newport Beach, California 92660

Attention: Deborah Butera

Phone: (213) 640-8159

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John-Paul Motley

Steven Tonsfeldt

Cooley LLP

1333 2nd Street, Suite 400

Santa Monica, California 90401

Phone: (310) 883-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Liberty Acquisition Sub Inc., a Delaware corporation (“Merger Sub”), an indirect wholly owned subsidiary of Global Infrastructure Solutions Inc., a Delaware corporation (“GISI”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Hill International, Inc., a Delaware corporation (“Hill”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 16, 2022 (the “Merger Agreement”), by and among the Company, Merger Sub and GISI.

Additional Information and Where to Find It:

The Offer has not yet commenced, and this communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell any shares of the Common Stock or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (“SEC”) by GISI and Merger Sub, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Hill. The offer to purchase shares of Common Stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Hill under the “Investors/SEC Filings” section of Hill’s website at www.Hillintl.com.

Cautionary Notice Regarding Forward-Looking Statements:

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the merger with Hill and the timing and benefits thereof, GISI’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on GISI’s and Hill’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to GISI’s ability to complete the transaction on the proposed terms and schedule; whether the Offer conditions will be satisfied; whether sufficient stockholders of Hill tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Hill and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with mergers, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Hill and its products, including uncertainty of the expected financial performance of Hill and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, and the possibility that if GISI does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, as well as other risks related to Hill’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in Hill’s SEC filings and reports, including Hill’s Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent quarterly and current reports filed with the SEC. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts GISI’s and Hill’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. GISI and Hill undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

Exhibits

99.1	Current Report furnished by Global Infrastructure Solutions Inc. to its bondholders on August 23, 2022